Filed Pursuant to Rule 433
Registration No. 333-207839
March 8, 2017

PRICING TERM SHEET

WELLCARE HEALTH PLANS, INC.

$1,200.0 million of 5.25% Senior Notes Due 2025
This Pricing Term Sheet should be read together with the Preliminary Prospectus Supplement, subject to completion, dated March 8, 2017, relating to the notes (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement, supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement, and is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein have the respective meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	WellCare Health Plans, Inc.
Securities:	5.25% Senior Notes due 2025
Principal Amount:	$1,200.0 million
Maturity:	April 1, 2025
Interest Payment Dates:	April 1 and October 1
Record Dates:	March 15 and September 15
First Interest Payment Date:	October 1, 2017
Underwriting Discount:	1.25%
Net Proceeds to Issuer (before expenses):	$1,185.0 million
Initial Public Offering Price:	100%
Yield-to-Maturity:	5.25%
Spread to Benchmark Treasury:	278 basis points
Benchmark Treasury:	2.000% UST due February 15, 2025
Optional Redemption Upon Certain Equity Offerings:	Prior to April 1, 2020, up to 40% of the aggregate principal amount of the notes at 105.250%, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Optional Redemption:	On or after: April 1, 2020 103.938% April 1, 2021 102.625% April 1, 2022 101.313% April 1, 2023 and thereafter 100.000% plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Make Whole Redemption:	Prior to April 1, 2020, make-whole call based on treasury plus 50 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Trade Date:	March 8, 2017
Settlement:
March 22, 2017 (T + 10)
It is expected that delivery of the notes will be made against payment therefor on or about March 22, 2017, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next six succeeding business days should consult their own advisors.

CUSIP / ISIN:	CUSIP: 94946T AC0 ISIN: US94946TAC09
Joint Bookrunning Managers:	J.P. Morgan Securities LLC SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.
Co-Manager:	U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus and the Preliminary Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus Supplement and the documents incorporated by reference therein that the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get the incorporated documents the Issuer has filed with the SEC for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at 1-866-803-9204, from SunTrust Robinson Humphrey, Inc., Attention: Prospectus

Department, 3333 Peachtree Road, NE, Atlanta, GA 30326, by telephone at 404-926-5744, or by email at STRH.Prospectus@suntrust.com, from Wells Fargo Securities, LLC, Attention: Client Support, 608 2nd Avenue, South Minneapolis, MN 55402, by telephone at 1-800-645-3751, Option 5, or by email at wfscustomerservice@wellsfargo.com, from Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or e-mail at prospectus-ny@ny.email.gs.com, from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@baml.com or MUFG Securities Americas Inc., 1221 Avenue of the Americas, 6th Floor, New York, NY 10020, Attn: Capital Markets Group, by telephone at 1-877-649-6848 or by email at Prospectus@us.sc.mufg.jp.